UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

 GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital CNPJ/ME No. 10.440.482/0001-54

CVM Code 2614-0

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or "Company”), following the Material Fact disclosed on May 19, 2022 and the Notice to the Market disclosed on May 27, 2022, informs its shareholders and the market in general, in the context of the Company´s public delisting tender offer in Brazil the “Brazilian Offer”) and public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”), that it received on the date hereof the appraisal report of Getnet, prepared by KPMG Auditores Independentes Ltda., the specialized company selected for the purposes of preparing the appraisal report, as resolved by the Company´s Board of Directors in a meeting held on May 27, 2022 (“Appraiser” and “Appraisal Report”, respectively).

According to the Appraisal Report, the Appraiser concluded that the economic value of Getnet as of March 31, 2022 was between R$3,960,000,000.00 (three billion, nine hundred and sixty million Brazilian reais) and R$4,350,000,000.00 (four billion, three hundred and fifty million Brazilian reais) or a price per unit (GETT11) in the range of R$

4.24 (four Brazilian reais and twenty-four cents) to R$ 4.66 (four Brazilian reais and sixty- six cents), or in the range of R$ 2.12 (two Brazilian reais and twelve cents) to R$ 2.33 (two Brazilian reais and thirty-three cents) per common share (GETT3) or preferred share (GETT4), calculated based on the Discounted Cash Flow method. In the Appraiser’s opinion as stated on the Appraisal Report, the Discounted Cash Flow method is the most adequate method to value Getnet, considering: (i) Getnet is an operational company; (ii) the discounted cash flow method takes into account the Company's business plan´s perspective, as made available by the Company's Management to the Appraiser, its future profitability, and the consequent cash generation for its shareholders; and (iii) the valuation obtained through this method also considers the implicit appraisal of Company´s intangible assets.

The Appraisal Report was made available simultaneously to the disclosure of this Material Fact, through the Sistema IPE of the CVM and B3 S.A. – Brasil, Bolsa, Balcão, and published in the Company´s website (https://ri.getnet.com.br), under article 9, paragraph 4 of CVM Resolution No. 85, of March 31, 2022.

The Company will keep its shareholders and the market duly informed about the evolution of the Offers, in compliance with applicable regulations.

This Material Fact is for information purposes only and does not constitute a tender offer to purchase securities.

São Paulo, July 15, 2022.

Luciano Decourt Ferrari

Investor Relations Officer

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Santander, PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding Shares, Units and ADSs of Getnet has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the tender offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

KPMG

Economic-financial appraisal report related to Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

ADVISORY

July 15th , 2022

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Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

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I. Executive Summary (1/6)

Introduction (Source: Client)

- Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet", "Client", "Company" or "Management") is a payment and management company, which was founded in 2003, headquartered in Brazil.
- The shareholding structure of the Company is: PagoNxt Merchant Solutions S.L. ("PagoNxt") (89.88% of the shares), Banco Santander S.A. (0.04% of the shares) and other minority shareholders (10.09% of the shares). The Getnet ticker registered in B3 S.A. - Brasil, Bolsa, Balcão ("B3") is GETT3, GETT4 and GETT11.
- As described in the material fact published on May 19, 2022 and according with the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended ("Lei das Sociedades por Ações"), and in CVM Resolution No. 44, of August 23, 2021, as amended ("Resolução CVM 44"), PagoNxt presented a proposal for a public offer for the acquisition of common shares, preferred shares and Units ("OPA") issued by the Company, as the offeror, for the purpose of delisting Getnet on the CVM ("Transaction") for trading shares on the market as an issuer of category "A" securities, pursuant to CVM Instruction No. 80, of March 29, 2022, as amended ("Resolução CVM 80") ("Cancelamento de Registro"), with the consequent cancellation of the Issuer's listing in the traditional segment of B3.
- Thus, Getnet hired KPMG to meet the requirements of the Transaction pursuant to article 9 and Appedix C of "Resolução CVM 85", as it is necessary to execute this independent evaluation report of Getnet for the purpose of an OPA for delisting, with payment in cash, to be proposed by PagoNxt to shareholders holding securities issued by the Company, outstanding in the market. The costs of preparing this Report will be supported by PagoNxt.

Sources of information

- Were used the audited consolidated financial statements of the Companies and subsidiaries, as of March 31st, 2022 and Getnet management reports.
- The work also took into account information obtained with interviews with the management, and financial information provided by the Client in written or verbal form.
- In addition, public Market Information were used, in order to analyze the assumptions used in the evaluation.
- KPMG analyzed the public information available, the information provided by the Company and used at this work, recognizing them to be consistent.

Subsequent Events

- We emphasize that this Report is based on the position of the consolidated balance sheet of the Companies as of March 31st, 2022. Any relevant facts that may have occurred after the reporting date which have not been brought to our attention up to the date of the issuance of this Report may change the estimated value for the Company in this Report.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

3

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I. Executive Summary (2/6)

Valuation Criterion

- According to appendix C of CVM nº 85/22, the Company's fair value must be determined individually or in combination, by the following criteria: (i) weighted average price quoted by the Company's shares on the stock exchange; (ii) Shareholder´s equity book value; and (iii) the Economic Value of the Company, estimated using the discounted cash flow methodology.
- To obtain the Company's value, the discounted cash flow was considered the most appropriate methodology based on the following considerations:
  - Getnet is an operational company;
  - The discounted cash flow methodology considers the perspective of future profitability through the Company's business plan, as provided by the Company's Management, Getnet's future profitability, and the consequent cash generation for its shareholders; and
  - The value obtained by this method also considers the valuation of Getnet's intangible assets, implicitly;
- The discount rate was projected according to the WACC (Weighted Average Cost of Capital) methodology. The value of the discount rate, in nominal and annual terms, is 11.95%.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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I. Executive Summary (3/6)

Report Summary

- Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below:

UNIT - Calculation of value per unit (BRL per unit)
DCF - Unit (GETT11)
4.24
4.66
Shareholders' Equity
2.95
Unit (GETT 11) - VWAP 05/20/2022 to 07/14/2022
4.45
Unit (GETT 11) - VWAP 10/18/2021 to 05/19/2022
4.38

Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021
Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1st quarter of 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

5

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I. Executive Summary (4/6)

Report Summary

- Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below:

GETT3 - Calculation of value per share (BRL per share)

DCF - GETT3
2.12
2.33
Shareholders' Equity
1.47
GETT 3 - VWAP 05/20/2022 to 07/14/2022
2.23
GETT 3 - VWAP 10/18/2021 to 05/19/2022
2.83

Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021
Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1st quarter of 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

6

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I. Executive Summary (5/6)

Report Summary

- Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below:

GETT4 - Calculation of value per share (BRL per share)
DCF - GETT4
2.12
2.33
Shareholders' Equity
1.47
GETT 4 - VWAP 05/20/2022 to 07/14/2022
2.21
GETT 4 - VWAP 10/18/2021 to 05/19/2022
2.48

Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021

Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1st quarter of 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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I. Executive Summary (6/6)

Conclusion

To estimate the Company's value range, we considered the discounted cash flow method based on Management's expectations of future earnings, as the most appropriate methodology for valuing the Company. The value for 100% of Getnet's shares on March 31st, 2022 is estimated between BRL 3.96 billion (three billion, nine hundred and sixty million reais) and BRL 4.35 billion (four billion, three hundred and fifty million reais), equivalent to a value per unit (GETT11) between BRL 4.24 (four reais and twenty-four cents) and BRL 4.66 (four reais and sixty-six cents). For GETT3 and GETT4 shares between BRL 2.12 (two reais and twelve cents) and BRL 2.33 (two reais and thirty-three cents).

Fernando A. Mattar
KPMG Corporate Finance Ltda.
Partner

Camila Atui Kurbhi
KPMG Corporate Finance Ltda.
Senior Manager

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

8

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Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

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II. Information About the Appraiser (1/4)

The KPMG Network

- KPMG is a global network of professional services firms providing Audit, Tax and Advisory services. We operate in 146 countries and have 162,000 people working in member firms around the world.
- In Brazil, approximately 5,000 professionals located in 13 States and the Federal District. KPMG in Brazil has offices located in São Paulo (head office), Belém, Belo Horizonte, Brasília, Campinas, Cuiabá, Curitiba, Florianópolis, Fortaleza, Goiânia, Joinville, Londrina, Manaus, Osasco, Porto Alegre, Recife, Ribeirão Preto, Rio de Janeiro, Salvador, São Carlos, São José dos Campos and Uberlândia.
- Guided by the purpose of empowering change, KPMG has become a reference company in the segment which operates. We have shared value and inspired trust in the capital markets and communities for over 100 years, transforming people and companies and generating positive impacts that contribute to the realization of sustainable changes in our customers, governments and civil society.

KPMG

- Corporate Finance, member firms of the "**KPMG** network", is one of the world leaders in mergers and acquisitions advice.
- The strength of our "network" of mergers and acquisitions advisory firms is their deep penetration into the international business community.
- Also in the area of advising on mergers, acquisitions and joint ventures in Brazil, **KPMG** is one of the leaders. In several recent transactions, KPMG has acted successfully, advising clients.

Internal process of approval of the Report

- The economic and financial valuation of the Companies were performed by a team of qualified consultants, monitored and reviewed by the engagement partner, a director and the manager coordinating the work. In addition, the team was also composed of a partner-reviewer.
- Approval of the Report only happened after reviews by the manager, the partner and the partner-reviewer.

Identification and qualification of the involved professionals

- Fernando Afonso C. S. B. Mattar e Camila Atui Kurbhi coordinated and participated in the development of this Report and are responsible for this work. Gabriel C. Carracedo was the partner reviewer of the work.
- Yor can find the curricula vitae of these professionals on pages 11 and 12.

Appraiser declarations

- According to CVM Resolution 85, KPMG declares, on July 15th, 2022, that:
  - It does not own shares in Getnet or its subsidiaries, nor are KPMG's partners, officers, managers, directors, controllers or persons related to them.
  - There aren't commercial and credit relationships that could impact the Report.
  - There isn't conflict of interest that harms the independence necessary for the performance of their demands in this work.
  - The amount charged as remuneration for the services provided, referring to the preparation of this Report, is BRL 250,767.00 (two hundred and fifty thousand, seven hundred and sixty-seven reais), net of taxes.
  - KPMG Corporate Finance Ltd. and other companies operating under the KPMG brand in Brazil declare that they have not received compensation from Getnet Adquirência e Meio de Pagamento S.A. for the provision of professional services to the Company in the last 12 (twelve months) prior to the presentation of this Report.
  - KPMG Corporate Finance Ltd. and other companies operating under the KPMG brand in Brazil declare that they have received remuneration in the amount of BRL 47,574 (forty-seven thousand, five hundred and seventy-four reais) from Banco Santander (Spain) S.A for providing professional services to the Company in the last twelve months prior to the presentation of this Report.

KPMG
This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.
10

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II. Information About the Appraiser (2/4)

Name	Fernando A. C. S. B. Mattar
Position	Partner - Corporate Finance – KPMG São Paulo
Qualifications	Post Graduation in Business Administration – Fundação Getúlio Vargas – FGV/ SP Undergraduate degree in Mechanical Engineering – Mackenzie – SP
Experience	Since 1995 works in in business consulting, conducting projects in the financial restructuring of companies, economic-financial, mergers and acquisitions and start-up companies and business units. Started at KPMG in 2006. Before he served as manager of Arthur Andersen and worked as manager of business development for the Cisneros Group in Latin America.
Sector of Experience	Financial Institutions, Banks, Insurance and others.

Nome	Gabriel C. Carracedo
Position	Partner – Independent Reviewer - Corporate Finance – KPMG São Paulo
Qualifications	Post Graduation in Finance – IBMEC/ SP Graduate degree in Business Administration – Universidade Salvador – Bahia
Experience	Started at KPMG in 2003, has a strong experience in financial valuation, also acting with advice on Mergers and Acquisitions, through different methodologies.
Sector of Experience	Banking, Telecommunications and IT (software and hardware), Entertaining, Publishing, Aviation, Education, Retail Companies, among others.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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II. Information About the Appraiser (3/4)

Nome	Camila Atui Kurbhi
Position	Senior Manager – Corporate Finance – KPMG São Paulo
Qualifications	Graduated in Civil Engineering from Universidade Presbiteriana Mackenzie – São Paulo
Experience	She started at KPMG in September 2016, has experience in economic evaluations for investment decision-making purposes for companies and investment funds, carrying out impairment tests, Purchase Price Allocation, among others.
Sector of Experience	Banking, Insurance, Retail Companies, Private Equity, Venture Capital and others.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

12

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II. Information About the Appraiser (4/4)

- Presented below are some of KPMG's Corporate Finance experiences in company's valuations in the last years:

Year	Company	Service
2022	Porto Seg S.A – Crédito, Financiamento e Investimento	Valuation for accounting purposes.
2022	Advent International Corpotation	Valuation for accounting purposes.
2021	Zurich Santander Brasil Seguros e Previdência S.A.	Valuation for accounting purposes.
2021	Sompo Seguros S.A.	Valuation for accounting purposes.
2021	Qualicorp Consultoria e Corretora de Seguros S.A.	Several valuations for accounting purposes.
2021	Porto Seguro S.A	Several valuations for accounting purposes.
2021	ICBC Brasil Banco Múltiplo	Valuation for accounting purposes.
2021	Banco Votorantim S.A	Several valuations for accounting purposes.
2020	Allianz Seguros S.A.	Valuation for accounting purposes.
2020	Kilimanjaro Brasil	Economic-Financial Appraisal of Elekeiroz S.A.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

13

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Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	27
VI. Volume Weighted Average Price	29
VII. Shareholders Equity Per Share	33
VIII. Economic Value of the Company	35
IX. Conclusion	45
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

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III. Company Information (1/7)

Company Overview

- Founded in 2003 in Rio Grande do Sul, Getnet is a company that offers physical and digital solutions, from payment solutions to business management, as well as banking and other financial services through its relationship with Santander Brasil. Below is a timeline of Getnet and its operations in Brazil:

Startup specialized in technology born in Rio Grande do Sul.
After authorization from BACEN, Getnet becomes a bank correspondent.
Santander and Getnet carry out a Joint Venture to capture Mastercard transactions
1st new market entrant (CADE and Bacen), after duopoly of acquisitions
Launch of POS with color display, opening of new data center and increasing transaction processing capacity
Santander buys part of the accreditation and card capture operations
2003
2006
2009
2010
2011
2013
2014
2015
2016
2019
2021
2022
It becomes the first company to operate all brands on its machines. Also launch new brand positioning and APP Getnet and Sales Management
Santander Brasil acquires the remaining 11.5% of Getnet for R$1.4 billion. New partnerships are also established with banks such as Pine and Original.
On May 19, 2022, the material fact was disclosed regarding the intention to carry out a public offer for deregistration in Brazil and a public offer for delisting in the United States.
Santander acquires 88.5% of Getnet for R$1.1 billion. It also obtains the certificates: ISO27001 and PCI DSS – V3
First company to be certified as a Payment Institution by Bacen. It now accepts MasterCard, Visa, Elo, Hipercard, Alelo, Goodcard, Sodexo, Ticket, VR, Ticket Car, Ecofrotas and 15 more regional brands.
Getnet is listed on B3 and Nasdaq, after Santander Brasil approved the segregation of its participation through spin-off.

Source: Company website

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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III. Company Information (2/7)

Company Overview (Source: Client Website)

- In 2013, Banco Santander entered into a partnership with Getnet for the accreditation and capture of cards and in 2014 it acquired control of its operations.
- It currently processes more than 4 billion payments per year, has its own technology teams and robust infrastructure.
- Getnet's portfolio of products and services is presented below:

Physical Solutions

Physical solutions include: Low cost machines for individual microentrepreneurs, mid-range machines, Digital POS and Integrated Solutions.

Digital Solutions

The main components of the digital platform are: Integration Methods, Fraud Management, Digital Vault, Recurrence, Split Payment, Digital Store, Getpay and Alternative Payments.

Financial services

Through the platform, it also provides financial services: Prepayment and Superget Account.

Getnet on the Market

- Processing over 3 billion payments per year;
- 3rd largest acquirer in Latin America;
- More than 850 thousand active customers;
- 2 million devices; and
- Offices in São Paulo, Porto Alegre and Campo Bom.

Customer Segmentation (Source: Institutional Presentation 4Q21)

- The segmentation of Getnet's customers is shown below, following the structuring model of Grupo Santander:

Entrepreneur
Individuals and IME

Small and Medium Sized Companies
Companies 1 and Companies 2

Large Companies
Companies 3 and Wholesale

Governments and Institutions

Wholesale
> BRL 200 MM / Year
Companies 3
BRL 30 MM to BRL 200 MM / Year
Companies 2
BRL 3 MM to BRL 30 MM / Year
Companies 1
BRL 81 thousand to BRL 3 thousand / Year
IME
Until BRL 81 thousand / Year
Individuals

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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III. Company Information (3/7)

Shareholding Composition

Shareholder	Ordinary (OS)	% OS	Preferred (PS)	% PS
PagoNxt Merchant Solutions, S.L.[1]	859,368,586	90.39%	818,376,771	89.34%
Banco Santander S.A. (Spain)	674,040	0.07%	0	0.00%
Free Float	90,675,851	9.54%	97,626,954	10.66%
Total	**950,718,477**	**100%**	**916,003,725**	**100%**

(1) PagoNxt Company Group

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

17

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III. Company Information (4/7)

Getnet Adquirência e Serviços Para Meios de Pagamento S.A.	
Company Description	• Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet") is a company of payment solutions, being them physical and digital solutions for different types of business.
Products	• Physical Solutions: low-cost terminals for individual micro-entrepreneurs and autonomous terminals for small and medium-sized companies (SMEs); Digital POS and integrated solutions for cash management systems and other business process systems. • Digital Solutions: digital platform that includes features offered by leading global payment service providers. The relevant components are: Integration Methods, Fraud Management, Digital Vault, Recurrence, Split Payment, Digital Store, Getpay and Alternative Payments. • Financial Services: Prepayment and Superget Account.
Market Segmentation	• Payment options.
Company Acquisitions	• 2008 – The Chilean company Celcarga, a cell phone recharge company, is the company's first acquisition. • 2009 – Getnet acquires Auttar, a company that provides integrated sales reconciliation services. • 2020 – Acquisition of Minestore, launching Loja Digital and GetPay. • 2021 – Eyemobile, a software company, is acquired by the Company. (R$ 21.5 million for 60% interest)

Source: Company website

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

18

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III. Company Information (5/7)

- Getnet's historical financial indicators are shown below (Source: BR GAAP 4Q2021 and 1Q2022 Financial Statements)

Total Revenue – BRL 000

1,943,110
2,584,780
697,103
2020
Jan-Dec
2021
Jan-Dec
2022
Jan-Mar

Operating Income - BRL 000

476,598
610,744
179,138
2020
Jan-Dec
2021
Jan-Dec
2022
Jan-Mar

Net Income – BRL 000

289,960
473,795
99,620
2020
Jan-Dec
2021
Jan-Dec
2022
Jan-Mar

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

19

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III. Company Information (6/7)

Results Report

- The following are Getnet's historical audited income statements as of December 31, 2020, December 31, 2021 and March 31, 2022:

P&L BRL 000	Jan-Dec 2020	Jan-Dec 2021	Jan-Mar 2022
Income from Financial Operations	**50,346**	**61,177**	**22,230**
Securities transactions	50,346	61,177	22,230
Expenses on Financial Operations	**(55,011)**	**(146,593)**	**(82,405)**
Borrowings and Onlendings Operations	(26,389)	(110,696)	(73,185)
Allowance for Loan Losses	(28,622)	(35,897)	(9,220)
Gross Income Related to Financial Operations	**(4,665)**	**(85,416)**	**(60,175)**
Other Operating Revenues (Expenses)	**481,263**	**696,160**	**239,313**
Income from Services & Fees	1,410,068	1,996,258	482,620
Personnel Expenses	(204,561)	(258,989)	(74,883)
Other Administrative Expenses	(696,111)	(1,093,248)	(311,333)
Tax Expenses	(230,071)	(221,732)	(70,731)
Other Operating Revenues	537,707	673,938	274,658
Other Operating Expenses	(135,769)	(400,067)	(61,018)
Operating Income	**476,598**	**610,744**	**179,138**
EBIT	**476,598**	**610,744**	**179,138**
Income Tax and Social Contribution	**(137,631)**	**(88,942)**	**(59,291)**
Income Tax and Social Contribution	(94,302)	(26,948)	(24,519)
Social Contribution	(33,682)	(9,603)	(9,207)
Deferred Tax Credits	(9,647)	(52,391)	(25,565)
Profit sharing	**(49,007)**	**(48,274)**	**(20,870)**
Net Income	**289,960**	**473,528**	**98,977**
Profit sharing of non-controlling shareholders	-	267	643
Net Income	**289,960**	**473,795**	**99,620**

Source: Audited Financial Statements 4Q2020, 4Q2021 and 1Q2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

20

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III. Company Information (7/7)

Balance Sheet

- Below is Getnet's audited historical balance sheet as of December 31, 2020, December 31, 2021 and March 31, 2022:

Asset BRL 000	Dec 2020	Dec 2021	Mar 2022
Asset	**42,327,804**	**58,288,805**	**55,722,646**
Current Assets	**41,384,757**	**56,942,389**	**54,413,318**
Cash and cash equivalents	**265,095**	**670,441**	**209,219**
Financial investments	**925,383**	**1,430,653**	**609,023**
Short-term investment	393,783	875,240	491,542
Brazilian treasury bonds	531,600	555,413	117,481
Accounts receivable	**38,284,547**	**52,492,848**	**51,583,921**
Payments and receipts to be settled	38,284,547	52,492,848	51,583,921
Other credit	**1,792,102**	**2,269,695**	**1,940,009**
Several credit	1,850,426	2,331,426	2,012,398
Provision for other losses on credits	(58,324)	(61,731)	(72,389)
Other assets	**117,630**	**78,752**	**71,146**
Inventories	61,559	40,899	36,735
Prepaid expenses	56,071	37,853	34,411
Noncurrent Assets	**161,264**	**495,622**	**471,849**
Other credit	**110,147**	**414,065**	**388,645**
Tax Credit	67,749	414,065	388,645
Several credit	42,398	-	-
Other assets	**51,117**	**81,557**	**83,204**
Prepaid expenses	51,117	81,557	83,204
Permanent	**781,783**	**850,794**	**837,479**
Investments	-	-	-
Investments in equity interests in subsidiaries in the countr	-	-	-
Property and equipment	**613,862**	**631,596**	**611,821**
Properties	12,460	12,405	12,405
Other fixed assets	1,603,887	1,672,371	1,692,844
(Accumulated depreciation)	(1,002,485)	(1,053,180)	(1,093,428)
Intangible	**167,921**	**219,198**	**225,658**
Intangible Assets	1,481,722	1,563,451	1,579,329
(Accumulated amortizations)	(1,313,801)	(1,344,253)	(1,353,671)

Liabilities and Equity BRL 000	Dec 2020	Dec 2021	Mar 2022
Liabilities and Equity	**42,327,804**	**58,288,805**	**55,722,646**
Current Liabilities	**40,192,007**	**55,589,991**	**52,925,891**
Accounts payable	**17,857,214**	**22,384,932**	**23,850,170**
Payment transactions	17,857,214	22,384,932	23,850,170
Loans and borrowings	**1,063,347**	**3,464,716**	**2,281,305**
Loans in the country - other institutions	1,063,347	3,464,716	2,281,305
Other liabilities	**21,271,446**	**29,740,343**	**26,794,416**
Social and statutory	37,007	305,656	1,842
Tax and social security	56,587	44,235	43,197
Several liabilities	21,177,852	29,390,452	26,749,377
Noncurrent liabilities	**63,763**	**48,140**	**47,010**
Loans and borrowings	**27,810**	**25,142**	**21,826**
Loans in the country - other institutions	27,810	25,142	21,826
Other liabilities	**35,953**	**22,998**	**25,184**
Social and statutory	22,206	19,042	19,485
Tax and social security	174	174	174
Several liabilities	13,573	3,782	5,525
Equity	**2,072,034**	**2,650,674**	**2,749,745**
Share Capital	1,422,496	1,422,496	1,422,496
Capital reserve	6,400	404,933	404,933
Profit Reserve	643,836	819,631	919,223
Equity valuation adjustments	(698)	(289)	(91)
Participation of non-controlling shareholders	-	3,903	3,184

Source: Audited Financial Statements 4Q2020, 4Q2021 and 1Q2022.

KPMG

21

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Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	27
VI. Volume Weighted Average Price	29
VII. Shareholders Equity Per Share	33
VIII. Economic Value of the Company	35
IX. Conclusion	45
Appendix	
1. Appendix I – Discount Rate	46
2. Appendix II – Important Notes	49

.

IV. Market Information (1/4)

Expected Growth for Brazil

- The chart below shows the expected growth of the Brazilian population from 2022 to 2030. It is estimated that the population will reach 224.9 million people in 2030, growing an average of 0.59% per year.

Population Growth in Brazil (millions of people)

214.8
216.3
217.7
219.0
220.3
221.5
222.7
223.8
224.9
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: IBGE, 2020

Average Unemployment Rate in Brazil

- In 2019, the average unemployment rate in Brazil was 12%. According to projections made by EMIS, this index is expected to reach 12% in 2023. The chart below shows the average unemployment rate in Brazil from 2012 to 2023.

12.4%
12.0%
13.8%
14.2%
13.7%
12.9%
12.4%
11.8%
11.1%
10.4%
2018
2019
2020
2021
2022 (p)
2023 (p)
2024 (p)
2025 (p)
2026 (p)
2027 (p)

Source: EMIS, 2022

10 impacts of the pandemic on the Payments Market

- The largest markets in the world are the most affected by the pandemic;
- Consumer spending has declined dramatically;
- Payment providers launched initiatives to preserve economic liquidity;
- Cash withdrawals increased at first, but overall usage declined significantly;
- Tokenized and digital payments continue to be encouraged;
- "Embedded" payments have gained relevance and popularity;
- Conditions favorable to the strong increase in fraud;
- Change in payment providers' short-term strategy;
- Consumers and companies attracted to payments with integrated control tools; and
- Blockchain payments use cases could become viable.

Source: FALKE, 2022

Payments Market in Latin America

- The Latin American e-commerce market has significant annual growth, with an increase of 22% between 2017 and 2021. The annual growth of e-commerce in Latin America is estimated to reach an average of 19% by 2025.
- Credit cards continue to be the most relevant payment method in the region, representing 39.3% of the value of e-commerce transactions in 2021. Debit cards represented 18.2% of the value of transactions in the same year.
- Regarding POS (Points of Sale), there was a recovery in transaction growth in 2021, increasing 12% over the previous year, due to the pandemic-induced recession. It is estimated that the value of regional transactions at POSs will grow by 8% by 2025.
- In the chart on the next page, according to the Capgemini report, World Payments Report 2021, the projection of the volume of transactions in global regions until 2025 is presented, reaching this year a total of 1.8 trillion in volume, with CAGR (2020- 2025) of 18.6%.

Source: Global Payments Report, 2022

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

23

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IV. Market Information (2/4)

Non-cash Transaction Volume (billions)

20.3
57.2
183.9
223.1
300.5
23.2
65.5
202.8
252.1
379
26.7
73.5
218.4
283.3
417.3
30.7
83.6
231.1
320.2
601.5
35.2
95.5
243.6
361.2
781.3
40.4
110.6
256.5
406.7
1028
2020
2021P
2022P
2023P
2024P
2025P
Asia Pacific
Europe
North America
Latin America
Middle East and Africa

Transaction Volume	Growth 2020 - 2021	CAGR 2020 - 2025
Global	17.5%	18.6%
Middle East and Africa	14.1%	14.7%
Latin America	14.5%	14.1%
North America	10.3%	6.9%
Europe	13.0%	12.8%
Asia Pacific	26.1%	27.9%

Source: Capgemini – World Payments Report, 2021

Brazilian Payments Market

- In 2021, Brazil experienced rapid e-commerce growth, with a 16% increase compared to 2020.
- The main method used by Brazilians is the credit card, representing 44.7% of the value of e-commerce transactions in 2021.

Source: Global Payment Report, 2022

- Bank transfers, debit cards, digital wallets and post-payment options offered by Boleto Bancário each yielded more than 10% of e-commerce transactions.
- Cash, which until 2018 accounted for a large part of payments at POSs, has fallen below a third of the value of payments at POSs in 2021.
- Pix, the new real-time payments service implemented in 2020, has already attracted more than 110 million Brazilian users (more than half of the population) in its first year.

Payment methods in e-commerce in Latin America

	2021	2025
Credit/Rechargeable Cards	39%	36%
Digital Wallets	19%	25%
Debit Cards	18%	18%
Bank transfer	10%	9%
Postpaid	7%	5%
Payment on Delivery	4%	2%
Direct debit	1%	1%
Others	1%	1%
Prepaid Cards	1%	0%
Parceling out purchases	0%	2%

Payment methods at POS in Latin America

	2021	2025
Cash	36%	24%
Credit/Rechargeable Cards	28%	32%
Debit Cards	23%	25%
Digital Wallets	8%	15%
Retailer/Bank Financing	4%	4%
Prepaid Cards	1%	1%
Parceling out purchases	0%	1%

Source: Global Payment Report, 2022

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

KPMG

24

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IV. Market Information (3/4)

E-commerce mix by payment method in 2021

Credit/Rechargeable Cards
45%
Digital Wallets
16%
Debit Cards
14%
Bank transfer
11%
Postpaid
11%
Prepaid Cards
1%
Payment on Delivery
1%
Others
1%
Direct debit
1%

Mix of points of sale by payment method in 2021

Credit/Rechargeable Cards
35%
Cash
32%
Debit Cards
22%
Digital Wallets
8%
Retailer/Bank Financing
4%

Source: Global Payment Report, 2022

Acquirers' Market Share

1Q20
33.6%
25.6%
12.5%
7.9%
6.7%
13.8%
2Q20
31.9%
25.6%
13.1%
8.9%
7.4%
13.0%
3Q20
31.7%
25.6%
13.6%
9.5%
8.3%
11.3%
4Q20
30.4%
24.7%
14.9%
10.3%
8.8%
10.9%
1Q21
28.6%
23.5%
15.5%
9.1%
8.9%
14.2%
2Q21
27.0%
23.9%
15.7%
9.8%
9.2%
14.4%
3Q21
26.1%
23.5%
15.3%
10.9%
9.7%
14.7%
4Q21
26.1%
22.6%
15.1%
11.2%
9.9%
15.1%
1Q22
26.1%
21.3%
14.5%
11.0%
10.6%
16.6%
Cielo
Rede
Getnet
Stone
PagSeguro
Others

Source: ABECS, 2022

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

25

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IV. Market Information (4/4)

Macroeconomic Assumptions (Source: Bacen)

GDP

- The chart below shows GDP projections during the projection period from April 2022 to 2027.

GDP
1.59%
0.50%
1.80%
2.00%
2.00%
2.00%
2022
2023
2024
2025
2026
2027
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec

Brazilian Inflation

- The estimated inflation rate (IPCA) for the forecast period 2022-2027 is shown in the chart below. A decline can be observed from 2023 onwards, according to the expectations of the institutions consulted by Bacen (Banco Central do Brasil).

Inflation
7.67%
5.09%
3.30%
3.00%
3.00%
3.00%
2022
2023
2024
2025
2026
2027
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec
Jan-Dec

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

26

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

.

V. Methodologies Used For Evaluation Purposes

- As part of the Getnet Report, the following methodologies and parameters were considered:

Methodology	Description
Weighted average share price*	• The price of shares weighted by the daily volume (VWAP) of Getnet, traded on B3, as the following period: - 12 (twelve) months immediately before publication until the date of the relevant fact; - The date of publication and the relevant fact and date of the assessment report.
Shareholders Equity Per Share	• The Company's shareholders' equity, determined at the audited Financial Statement of March 31, 2022, divided by the total number of shares (1,866,722) also disclosed in the Financial Statements on the same date. • Shareholders' equity value per share of the object company determined in the latest periodic information (annual or quarterly) sent to the CVM;
Market - Discounted cash flow	• The discounted cash flow criterion is widely used in the market to evaluate companies, guiding feasibility studies, purchase, sale, merger and IPO of companies, as it allows the appropriate measurement of the expected return on an investment for the investor; • Getnet's projection period is 5 years and 9 months, from April 1st, 2022 to December 31, 2027, plus perpetuity.

* The Material Fact with the disclosure of the OPA was issued by the Company on May 19, 2022.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

KPMG 28

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

.

VI. Volume Weighted Average Price (VWAP) GETT11

- See below the quotes of traded units on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below:
- For the purpose of this analysis, it was considered the units closing price of Getnet weighted by the daily volume on B3.
- The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company.

Volume
9.00mm
8.00mm
7.00mm
6.00mm
5.00mm
4.00mm
3.00mm
2.00mm
1.00mm
0
Unit pricing (BRL)
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Oct-18-2021
Oct-22-2021
Oct-28-2021
Nov-04-2021
Nov-10-2021
Nov-17-2021
Nov-23-2021
Nov-29-2021
Dec-03-2021
Dec-09-2021
Dec-15-2021
Dec-21-2021
Dec-28-2021
Jan-04-2022
Jan-10-2022
Jan-14-2022
Jan-20-2022
Jan-26-2022
Feb-01-2022
Feb-07-2022
Feb-11-2022
Feb-17-2022
Feb-23-2022
Mar-03-2022
Mar-09-2022
Mar-15-2022
Mar-21-2022
Mar-25-2022
Mar-31-2022
Apr-06-2022
Apr-12-2022
Apr-19-2022
Apr-26-2022
May-02-2022
May-06-2022
May-12-2022
May-18-2022
May-24-2022
May-30-2022
Jun-03-2022
Jun-09-2022
Jun-15-2022
Jun-22-2022
Jun-28-2022
Jul-04-2022
Jul-08-2022
Jul-14-2022
Volume
Unit pricing

Source: CIQ, 14/07/2022
Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022.
Note 2: These values were based on market information.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

30

.

.

VI. Volume Weighted Average Price (VWAP)
GETT3

- See below the quotes of traded shares on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below:
- For the purpose of this analysis, it was considered a shares closing price of Getnet weighted by the daily volume on B3.
- The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company.

Volume
9.00mm
8.00mm
7.00mm
6.00mm
5.00mm
4.00mm
3.00mm
2.00mm
1.00mm
0
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Share Pricing (BRL)
Oct-18-2021
Oct-22-2021
Oct-28-2021
Nov-04-2021
Nov-10-2021
Nov-17-2021
Nov-23-2021
Nov-29-2021
Dec-03-2021
Dec-09-2021
Dec-15-2021
Dec-21-2021
Dec-28-2021
Jan-04-2022
Jan-10-2022
Jan-14-2022
Jan-20-2022
Jan-26-2022
Feb-01-2022
Feb-07-2022
Feb-11-2022
Feb-17-2022
Feb-23-2022
Mar-03-2022
Mar-09-2022
Mar-15-2022
Mar-21-2022
Mar-25-2022
Mar-31-2022
Apr-06-2022
Apr-12-2022
Apr-19-2022
Apr-26-2022
May-02-2022
May-06-2022
May-12-2022
May-18-2022
May-24-2022
May-30-2022
Jun-03-2022
Jun-09-2022
Jun-15-2022
Jun-22-2022
Jun-28-2022
Jul-04-2022
Jul-08-2022
Jul-14-2022
Volume
Share pricing

Source: CIQ, 14/07/2022
Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022.
Note 2: These values were based on market information.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

31

VI. Volume Weighted Average Price (VWAP)
GETT4

- See below the quotes of traded shares on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below:
- For the purpose of this analysis, it was considered a shares closing price of Getnet weighted by the daily volume on B3.
- The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company.

Volume
9.00mm
8.00mm
7.00mm
6.00mm
5.00mm
4.00mm
3.00mm
2.00mm
1.00mm
0
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Share pricing (BRL)
Oct-18-2021
Oct-22-2021
Oct-28-2021
Nov-04-2021
Nov-10-2021
Nov-17-2021
Nov-23-2021
Nov-29-2021
Dec-03-2021
Dec-09-2021
Dec-15-2021
Dec-21-2021
Dec-28-2021
Jan-04-2022
Jan-10-2022
Jan-14-2022
Jan-20-2022
Jan-26-2022
Feb-01-2022
Feb-07-2022
Feb-11-2022
Feb-17-2022
Feb-23-2022
Mar-03-2022
Mar-09-2022
Mar-15-2022
Mar-21-2022
Mar-25-2022
Mar-31-2022
Apr-06-2022
Apr-12-2022
Apr-19-2022
Apr-26-2022
May-02-2022
May-06-2022
May-12-2022
May-18-2022
May-24-2022
May-30-2022
Jun-03-2022
Jun-09-2022
Jun-15-2022
Jun-22-2022
Jun-28-2022
Jul-04-2022
Jul-08-2022
Jul-14-2022
Volume
Share pricing

Source: CIQ, 14/07/2022

Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022.

Note 2: These values were based on market information.

KPMG

32

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

.

VII. Shareholders Equity Per Share

- This valuation methodology is based on the Company's Shareholders' Equity. This information was obtained based on the Financial Statement reviewed by independent auditors as of March 31st, 2022, in BR GAAP. The Net Equity value calculated was subsequently divided by the total number of Getnet shares.

Shareholders' Equity BRL 000	Jan - Mar 2022
Total Assets	55,722,646
Total Liabilities	52,972,901
Equity	2,749,745,000
Ordinary shares	950,718,477
Preferred shares	916,003,725
Equity per total shares	1.47

Note: It was used the last audited accounting information.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

34

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

.

VIII. Economic Value of the Company (1/5)

General assumptions

- The DCF criterion is based on the concept that the value of a company is directly related to the amounts and periods during which free cash flows derived from operations will be available for distribution. Therefore, for the shareholder, the value of the company is measured by the amount of cash that are expected to be generated in the future by the business, which is then discounted to present value to reflect the time and risk associated with the cash generation.
- For valuation purposes, it is considered that 100% of the excess cash flows would be available for distribution when they are generated.
- Income statements are projected to calculate future cash flows generated by a company's operations. The projected depreciation and amortization values are added back to the projected net profits, while the projected capital expenditures are deducted. In addition, appropriate net working capital adjustments are included. Other items that affect the company's cash flow are also considered, when appropriate.

Evaluation base date

- March 31st, 2022.

Projection period

- The projection period is from April 1st, 2022 to December 31st, 2022 in the first year, and yearlly until December 31st, 2027 (5 years and 9 months), plus perpetuity .

Value pattern

- Market Value[1]

Market Value[1] - the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm´s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion. (IVSC - International Valuation Standards Council)

Projection currency:

- The financial projections were made in nominal terms, considering inflationary effects using Brazilian Real (BRL) in thousands, as base currency.

Discount Rate:

- The discount rate was calculated according to WACC (Weighted Average Cost of Capital), and is presented in the Appendix II. It is important to point out that the cash flows were discounted in the middle of the period.

Perpetuity Growth Rate::

- The method used to calculate the residual value is the perpetuity method, which calculates the residual value as of a present value of a cash flow considered as standard, perpetuating after the last projective year. For the projection after explicit period, this method is based on:
  - Maintain constant margins, constant working capital (days) and constant return on invested capital.
  - The Company invests a constant proportion on gross operational cash flow, sufficient to replenish its annual depreciation and maintain the Company in full functioning.
  - The Company demonstrate to have a return equivalent of WACC rate on any new investment in the period after the projected period.
  - It was used the value of 3.0% in perpetuity growth, according to the long-term inflation expectation.

Value in Perpetuity:

- The terminal value was calculated based on a perpetual cash flow, based on the normalized value of the operating cash flow of the last year of the projection (2027).

$$\text{Perpetuity value at the end of the last year of projection} = \frac{\text{Normalized last year free cash flow x Perpetuity growth rate}}{\text{(Discount rate – g)}} = \frac{\text{FCn x (1+g)}}{\text{(i-g)}}$$

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

KPMG 36

.

VIII. Economic Value of the Company (2/5)

Main Considerations

- The DCF evaluation was made considering a scenery where Getnet remains in actual configuration, i.e, not considering possible effects resulting from the Offer and/or from the delisting process.
- The Report considered the business plan provided by the Company for the discounted cash flow estimation.

Gross Revenue

- The Gross revenue of Getnet is composed by the following accounts: "Comissions", "Financial Margin" and "Orex".
- Over the projection, the Gross Revenue presents a $CAGR_{2022\text{-}2027}$ of 17.6% p.a., considering total year estimate of 2022.

Comissions

Comissions is composed by: MDR Total, Rental Rate, Card Brand Cost, Verticals/Processing, Other Paid and Contractual Wage.

MDR Total: It is segregated in Bank Channel and External Channel. MDR Total projection is based in two drivers: TPV and percentage of representativeness of MDR, according to Management expectation.

Rental Rate: Also segregated in Bank Channel and External Channel, its projection is based on expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflaion rate (IPCA) of long term.

Card Brand Cost: The projection is based in two drivers: TPV and card brand fee. The income is projected based on expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflation rate (IPCA) of long term. The fee was projected according to Management expectations.

Verticals/Processing, Other Paid and Contractual Wage: The assumption to projection used was the expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflation rate (IPCA) of long term.

Financial Margin

The Financial Margin account represents, on average, 43% of Gross Revenue. The projection is based on expected growth of the Company and long term perspectives.

Orex

Orex represents, on average, -0.4% of Gross Revenue. Its projection is based on expected growth of the Company and long term perspectives.

Gross Revenue (BRL Bn)
CAGR2022-2027: 17.6% p.a.
2.0
3.4
4.2
5.0
5.6
5.9
Apr-Dec 2022
Jan-Dec 2023
Jan-Dec 2024
Jan-Dez 2025
Jan-Dec 2026
Jan-Dec 2027
Gross Revenue

Note: The CAGR calculation was made considering the three months in real terms and nine projected months of the year 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

37

.

VIII. Economic Value of the Company (3/5)

Deductions

- The Company deductions were projected considering informations provided by the Client. For PIS/COFINS the rate used was, on average, 10%. For Service Tax, the rate used was, on average, 1.4%.

Net Revenue

- The graphic below demonstrates the evolution of consolidated net revenue of the Company over the projected years.

Net Operating Margin (BRL Bn)
CAGR 2022-2027: 17.6% p.a.
1.8
3.0
3.7
4.5
5.0
5.3
Apr-Dec 2022
Jan-Dec 2023
Jan-Dec 2024
Jan-Dec 2025
Jan-Dec 2026
Jan-Dec 2027
Net Operating Margin (BRL Bn)

Note: The CAGR calculation was made considering the three months in real terms and nine projected months of the year 2022.

Total Expenses

- Getnet total expenses are composed by the following accounts: Personnel Expenses, General Expenses and Other Assets.
- The projection of Total Expenses were calculated according to Management expectations. The major expense is the General Expenses.

Allowance for Doubtful Accounts

- The balance of Provision for Insolvency refers to the balance of Allowance for Doubtfull Accounts of Getnet. It was projected considering an average percentage of 2.5% of Net Operating Margin, related to Management expectations.

Depreciation & Amortization

- It was considered the depreciation expense of existing fixed assets, as of base date evaluation, plus the new investments depreciation. For existing fixed assets e for new investments, it was considered a depreciation provided by the Management.
- For existing fixed assets it was considered a depreciation average rate applied by the Company of 20% per year in March 31st, 2022.

CAPEX

- For new investments, the average depreciation rate of 20% per year applied by the Company was considered.

Capex BRL bn	Apr-Dec 2022	Jan-Dec 2023	Jan-Dec 2024	Jan-Dec 2025	Jan-Dec 2026	Jan-Dec 2027
Capex	**(0.6)**	**(0.9)**	**(1.1)**	**(1.2)**	**(1.3)**	**(1.4)**
% Net Operating Margin	-34.1%	-30.9%	-28.2%	-26.4%	-25.7%	-25.7%

Income Tax and Social Contribution

- Income Tax and Social Contribution were calculated based on Lucro Real tax regime, considering current rate of 25% and 9% to Income Tax and Social Contribution, respectively.

Working Capital

Working Capital projection was based on gross revenue of Getnet, maintaining the proportion verified in March, 2022.

Working capital
Applications
Interfinancial Relations
Taxes and contributions to be compensated
Refill Inventory
Accounts receivable from customers
Other receivables from customers
Advances and Prepayments
other creditors
Accounts receivable from acquirer
Accounts receivable from related parties
Other values and assets
Prepaid expenses
Chargeback to search
Tax Credits

Working capital
Sources
Interfinancial Relationships
Other obligations Short term
Other obligations Long Term

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

38

.

VIII. Economic Value of the Company (4/5)

Result Composition

- In the graphic bellow is presented the result composition of operating result of the Company during the projection horizon.

Result Composition (BRL Bn)

57.3%
57.9%
58.6%
58.6%
58.6%
58.6%
1.8
0.7
0.6
3.0
1.2
0.9
3.7
1.4
1.2
4.5
1.7
1.4
5.0
2.0
1.4
5.3
2.1
1.4
Apr-Dec 2022
Jan-Dec 2023
Jan-Dec 2024
Jan-Dec 2025
Jan-Dec 2026
Jan-Dec 2027
Net Profit
Total Expenses
Net Operating Margin
EBITDA Margin

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

39

.

VIII. Economic Value of the Company (5/5)

Estimated economic-financial evaluation

- We present the discounted cash flow, as well as other components from Getnet evaluation, in the table below:

Free Cash Flow to the Firm BRL 000	Apr-Dec 2022	Jan-Dec 2023	Jan-Dec 2024	Jan-Dec 2025	Jan-Dec 2026	Jan-Dec 2027	PPT
Net profit	584,309	948,197	1,157,887	1,360,878	1,439,207	1,443,052	1,486,344
Depreciation	250,122	428,571	552,857	677,686	800,949	912,499	939,874
Capex	(622,500)	(933,000)	(1,050,000)	(1,177,000)	(1,294,000)	(1,358,700)	(1,207,595)
Working Capital Variation	(245,764)	(928,299)	(1,003,160)	(1,035,371)	(796,369)	(353,540)	(212,124)
Free Cash Flow	**(33,833)**	**(484,530)**	**(342,416)**	**(173,808)**	**149,786**	**643,311**	**1,006,499**
MoP	4.5	15	27	39	51	63	
Discount rate (WACC)	11.95%	11.95%	11.95%	11.95%	11.95%	11.95%	
Discount Factor	0.96	0.87	0.78	0.69	0.62	0.55	
Discounted Cash Flow	**(32,431)**	**(420,770)**	**(265,617)**	**(120,434)**	**92,711**	**355,681**	

Growth in Perpetuity	
g	**3.00%**
Inflation rate	3.00%
Explicit Period	(390,860)
Perpetuity	6,218,266
Enterprise Value	**5,827,405**
Adjustments	(1,677,619)
Equity Value	**4,149,786**

Adjustments	
Adjustments	**(1,677,619)**
Assets	**690,210**
Short-term investment	491,542
Brazilian treasury bonds	117,481
Judicial deposits	22,793
Amounts receivable from Former Controllers	58,394
Liabilities	**2,367,829**
Loans in the country - other institutions	2,281,305
Social and statutory	19,485
Tax and social security	174
Loans in the country - other institutions	21,826
Social and statutory	1,842
Tax and social security	43,197

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

40

.

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

IX. Conclusion (1/3)

Result of the Consolidated Valuation

To estimate the Company's value range, we considered the discounted cash flow method based on Management's expectations of future earnings, as the most appropriate methodology for valuing the Company.

The evaluation resulted in a fair value that is estimated between BRL 3.96 billion (three billion, nine hundred and sixty million reais) and BRL 4.35 billion (four billion, three hundred and fifty million reais) for 100% of Getnet social capital as of base date of March 31st, 2022.

UNIT - Calculation of value per unit (BRL per unit)

DCF - Unit (GETT11)
4.24
4.66
Shareholders' Equity
2.95
Unit (GETT 11) - VWAP 05/20/2022 to 07/14/2022
4.45
Unit (GETT 11) - VWAP 10/18/2021 to 05/19/2022
4.38

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

42

.

IX. Conclusion (2/3)

Result of the Consolidated Valuation

GETT3 - Calculation of value per share (BRL per share)

DCF - GETT3
2.12
2.33
Shareholders' Equity
1.47
GETT 3 - VWAP 05/20/2022 to 07/14/2022
2.23
GETT 3 - VWAP 10/18/2021 to 05/19/2022
2.83

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

43

.

IX. Conclusion (3/3)

Result of the Consolidated Valuation

GETT4 - Calculation of value per share (BRL per share)
DCF - GETT4
2.12
2.33
Shareholders' Equity
1.47
GETT 4 - VWAP 05/20/2022 to 07/14/2022
2.21
GETT 4 - VWAP 10/18/2021 to 05/19/2022
2.48

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

44

.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	15
IV. Market Information	23
V. Methodologies Used For Evaluation Purposes	28
VI. Volume Weighted Average Price	30
VII. Shareholders Equity Per Share	34
VIII. Economic Value of the Company	36
IX. Conclusion	42
Appendix	
1. Appendix I – Glossary	46
2. Appendix II – Discount Rate	48
3. Appendix III - Important Notes	51

.

Appendix I - Glossary (1/2)

Advisory	Professional services of Advisory
Audit	Professional services of Audit
B3	Brazilian Stock Exchange (*Brasil, Bolsa, Balcão*)
BACEN	Brazi Central Bank (*Banco Central do Brasil*)
BRL	Brazilian Real currency
CADE	Administrative Council for Economic Defense (*Conselho Administrativo de Defesa Econômica*)
CAGR	Compounded Annualy Growth Rate
CAPEX	Capital Expenditure
CAPM	Capital Asset Pricing Model
COFINS	Contribution to Social Security Financing – Federal Tax Over Revenues (*Contribuição para o Financiamento da Seguridade Social*)
Company	Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
CIQ	Capital IQ
CVM	Securities and Exchange Comission (*Comissão de Valores Mobiliários*)
DCF	Discounted Cash Flow
EBIT	Earnings Before Interest and Tax
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization
Free Float shares	Number of shares available for trading in the stock market
GAAP	Generally Accepted Accounting Principles
GETT11	Unit traded on B3
GETT3	Ordinary share traded on B3
GETT4	Preferred share traded on B3
GDP	Gross domestic product

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

46

.

Appendix I - Glossary (2/2)

IBGE	Brazilian Institute of Geography and Statistics (*Instituto Brasileiro de Geografia e Estatística*)
IPCA	Brazilian inflation rate measured by IBGE (*Índice de Preços ao Consumidor Amplo*)
Joint Venture	Business combination between two or more parties
Law No. 6.404/76	Law No. 6,404 of December 15th 1976, which provides for Joint-Stock Companies
Nasdaq	National Association of Securities Dealers Automated Quotations
NYSE	New York Stock Exchange
OS	Ordinary Shares
On stand alone basis	Term adopted to assume that the company operates independently
OPA	Public Offer for Acquisition of Shares (*Oferta Pública para Aquisição de ações*)
PIS	Social Integration Program (*Programa de Integração Social*)
PS	Preferred Shares
POS	Point-of-Sale
P&L	Profit & Loss statement
Report	This valuaion Report
SELIC	Brazillian Interest Rate (*Sistema Especial de Liquidação e Custódia*)
Tax	Professional services of Tax
Ticker	Share code traded on Stock Exchange
VWAP	Volume Weighted Average Price
WACC	Weighted Average Cost of Capital

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

47

.

Appendix II - Discount Rate (1/3)

Discount Rate

- Establishing the discount rate is a fundamental stage of the economic valuation. This single factor reflects aspects of a subjective nature, varying from one investor to another, such as cost of opportunity, and the individual perception of investment risk.
- The Weighted Average Cost of Capital (WACC) used was an appropriate parameter to calculate the discount rate to be applied to the Company's cash flows. The WACC methodology considers a variety of financing components used by companies to finance their cash needs, including debt and equity cost.

WACC
Weighted Average Cost of Capital
=
D/(D+E) x Kd * (1-t)
+
E/(D+E) x Ke

- Where:
  - D = Total Debt
  - E = Total Equity
  - Kd = Cost of Debt
  - Ke = Cost of Equity
  - t = Tax rate

- The cost of equity may be calculated with the Capital Assets Pricing Model (CAPM). The equity cost is calculated according to the following formula:

Ke
Cost of Equity
=
(1+Rf) * ((1+Ib) / (1+Ia)-1)
+
ß x (E[Rm] – Rf)
+
Rb
+
Size premium

- Where:
  - Rf = Average Risk-Free Return;
  - β = Re-leveraged Beta (market risk coeficiente for the Company);
  - E[Rm] = Average long-term return on the U.S. stock market;
  - E[Rm] - Rf = Market risk premium;
  - Rb = Country specific premium associated with Brazil;
  - Size Premium = Company Size Premium (for small-size);
  - Ia = USA Long term inflation (estimate);
  - Ib = Brazil Long term inflation(estimate).

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

48

.

Appendix II - Discount Rate (2/3)

- The components used to calculate the discount rate of the Company are detailed as follows:

Risk free rate (Rf)

- In order to quantify the average risk free return (Rf), the average return of the American 30-year Treasury Bond (T-Bond) for 24 months before July 14st, 2022, which was 2.09%. (Source: Capital IQ).

Market Risk Premium (E[Rm] - Rf)

- For the long term stock market risk premium (E[Rm] – Rf), the average return above the Treasury Bond rate provided by investing in the Amercan stock market from 1928 a 2021, wich was 5.13% (Source: Aswath Damodaran website).

Country Risk (Rb)

- To estimate the risk associated with Brazil (Rb), the average difference between the yield of the Global-Bond 37 in relation to the T-Bond performance, from the 24 months before the base date of July 14st, 2022 which was 2.94% (Source: Capital IQ).

Size Premium

- For the size premium, the rate of approximately 1.22%, rate is applied to companies of same size, based on market capitalization (market capitalization). (Source: Ibbotson).

American Inflation (Ia)

- The American long term projected inflation rate was considered, the rate used was 2.10% (Source: The Economist).

Brazilian Inflation (Ib)

- The annual average long-term inflation (IPCA) was considered, according to Focus report (July 11th, 2022), issued by Banco Central do Brasil, which was 3.0%.

Beta Calculation

- The following procedure is used for beta calculation:
  - Identification and selection of comparable companies (when it is not possible to obtain a significant beta for the valuated company);
  - Determine their correlations with relevant stock markets; and
  - Calculation of weighted betas, which will be used in determining the risk of the companies.
- It is important to have in mind that the betas observed in capital markets for comparable companies include different degrees of leverage of these companies. Thus, it is necessary to extract the leverage factor to calculate the risk factor determined by the market for risks related to the business.
- For this purpose, the following formula is used:

$$\beta d = \beta/[1 + (1 - T)*(D/E)]$$

βd = Unlevered Beta – risk of comparable companies stocks, without considering its leverage;

β = Levered Beta – the risk of comparable companies stocks, adjusted for leverage;

T = Tax rates; and

D/E = Debt/ Equity of each comparable.

- Given the capital structure of the Company, the new releveraged beta should be calculated based on the following formula, where:

$$\beta r = \beta d*[1 + (1 - T)*(D/E)]$$

βr = Releveraged Beta to be used as basis for the calculation of the financing cost;

βd = Unlevered Beta – the risk of comparable company stocks;

T = Tax rates; and

D/E = Debt/ Equity of each comparable.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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Appendix II - Discont Rate (3/3)

Beta Calculation

- The following table shows the Unleveraged Beta of Getnet and the other companies, which was based on the average of the Unleveraged Betas of the comparables used
- The average of Unlevered Betas was 1.142.

Releverage Beta	
Unlevered Beta	1.142
Debt / Equity	40.0%
Tax Rate	34.0%
Releverage Beta	**1.443**

Company Name	CIQ Bloomberg	Releverage Beta	Debt / Equity	Tax Rate	Unlevered Beta
StoneCo Ltd.	NasdaqGS:STNE	2.407	51.3%	19.1%	1.701
Cielo S.A.	BOVESPA:CIEL3	0.417	70.4%	25.8%	0.274
PagSeguro Digital Ltd.	NYSE:PAGS	2.306	0.0%	21.9%	2.306
Fiserv, Inc.	NasdaqGS:FISV	0.828	28.9%	22.4%	0.676
Global Payments Inc.	NYSE:GPN	1.047	20.1%	15.0%	0.894
Fidelity National Information Ser	NYSE:FIS	0.926	24.5%	56.8%	0.838
Adyen N.V.	ENXTAM:ADYEN	1.519	0.0%	19.1%	1.519
Worldline SA	ENXTPA:WLN	1.070	21.0%	26.5%	0.927
Average		**1.315**	**27.0%**	**25.8%**	**1.142**

Capital Structure

- The capital structure adopted was based on Getnet's own capital structure

Discount rate calculation

- The following table shows the calculation of Getnet's discount rate (WACC):

1. Risk free rate		
1.1. Risk free rate (RF US)	*Capital IQ*	2.06%
1.2. USA inflation	*The Economist*	2.10%
1.3. Real risk free rate		0.00%
1.4. Brazilian inflation	Bacen	3.00%
Adjusted Risk-Free Asset Return Rate		**3.00%**
2. Beta		
2.1. Unlevered Beta	*Capital IQ*	1.142
2.2. Debt / Equity	*Capital IQ*	40.0%
2.3. Tax Rate		34.0%
Releverage Beta		**1.443**
3. Market Eisk Premium	Damodaran	**5.13%**
4. Country Risk	*Capital IQ*	**2.94%**
5. Size Premium	Micro-Cap 9-10	**1.22%**
CAPM		**14.56%**
6. Debt Cost Summary		
6.1. Reference Date Exchange Rate	Focus	5.238
6.2. Selic (Brazilian Interest Rate)	Focus	7.50%
6.3. Spread		0.70%
6.4. Tax Rate		34.00%
Debt Cost after taxes		**5.41%**
7. WACC Summary		
Equity		
Weight		71.43%
Cost		14.56%
Debt		
Weight		28.57%
Cost		5.41%
WACC		**11.95%**

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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Appendix III - Important Notes(1/3)

- This Report is a free translation into English (requested by the Client) of the Report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.
- The Report was prepared by KPMG Corporate Finance Ltda. ("KPMG"), requested by Getnet, in accordance with the rulings applicable from Law 6,404/76 ("Brazilian Corporate Law"), in the context of the Public Offer for the Acquisition of Shares ("OPA" or "Offering") for the purpose of canceling Getnet's publicly-held company registration with the Securities and "Comissão de Valores Mobiliários ("CVM") and, consequently, leaving the traditional segment trading of securities of B3 S.A. – Brasil, Bolsa, Balcão ("B3").
- Considering the objective mentioned above, this Report has the objective to estimate the economic value of Getnet using the following evaluation criteria, according to Appendix C of Resolução 85, article 13 i) Shareholders Equity Per Share ratio, on 03/31/2022; (ii) volume-weighted average share price ("VWAP"), based on the 12 (twelve) months immediately prior to May 19, 2022 and between the date of disclosure of the material fact and the date of this valuation report and (iii) by the discounted cash flow methodology.
- This Report does not constitute a judgment, opinion, proposal, request, suggestion or recommendation to management or the Client's shareholders, or to any third party, as to the convenience and opportunity, or as to the decision to approve or participate in the Operation. This Report, including its analyses and conclusions (i) does not constitute a recommendation to any member of the Management Board, or any of the Client's shareholders, or any of its subsidiaries as to how to act or vote for any issue related to the Operation; and (ii) cannot be used to justify the right to vote of any individual on this matter, including the Client's shareholders.
- The shareholders should perform their own analyses in relation to the convenience and opportunity to accept the Operation, and should consult their own financial, tax and legal advisors, to form their own, independent opinions on the Operation. This Report should be read and interpreted in light of the restrictions and qualifications previously stated. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.
- Neither KPMG, nor any other of its partners, employers or workers declared or guaranteed, expressly or tacitly, the accuracy and completeness of this Report, and furthermore, do not provide advice of any nature, such as legal or accounting. The content of this Report is not and should not be considered to be a promise or guarantee in relation to the past or future, or as a recommendation for the price of the Operation.
- KPMG highlights that the valuation of the Companies was performed "on a stand alone basis", and does not consider any synergies or correlated elements.
- Assuming that the price of the Shares within the scope of the OPA will comply with the provisions of appendix C of CVM nº 85/22, KPMG has not made and does not make any recommendation, either explicit or implicit, nor does it express any opinion regarding the definition of the final price of the Shares within the scope of the OPA or regarding the terms and conditions of any transaction involving the Company, or any of its subsidiaries.
- As established in appendix C of CVM nº 85/22, the information contained in this Report was based on Getnet's audited financial statements and quarterly financial information, on management information related to Getnet presented by its Management and on information available to the public at generally obtained through public sources.
- The information presented to KPMG includes public sources that KPMG considers reliable, however, KPMG did not undertake an independent investigation of this information, and does not assume responsibility for the accuracy, precision and sufficiency of this information. The base date used for the Assessment Report is March 31st, 2022.
- The Client, through appointed professionals, provided information on data, forecasts, assumptions and estimates related to the Companies, and its operations markets, used in this Report.
- During the course of our work, we performed analysis procedures that we considered appropriated within the context of the work. However, KPMG did not assess the completeness, sufficiency and accuracy of the information provided. Any errors, alterations or modifications to this information could significantly affect KMPG's valuation.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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Appendix III - Important Notes(2/3)

- We also highlight that the work does not constitute an audit in accordance with generally accepted auditing standards, or any other form, and therefore, should not be interpreted as such.
- The scope of the work proposed does not represent any obligation by KPMG to detect frauds in the Companies' operations, processes, registers or documents.
- The scope of this Report does not include determining the economic values of any of the companies' contingencies. Therefore, with respect to such items, we have based our work on information and analyses made available by the Client and its legal advisors, as such, KPMG is not responsible for the results of these services.
- The assessment of non-operating fixed assets and fixed assets individually of the Companies is not part of the scope of this Report.
- In order to prepare this Report, KPMG presupposes the reliability, expressly given by the Client, with respect to the accuracy, contents, completeness, sufficiency and integrity of all of the data that was provided or discussed, such that we do not assume, nor did we undertake a physical inspection of any assets or properties, and did not prepare or obtain independent assessments of the Companies' assets or liabilities, or the solvency of such, and considered the information used in this Report to be consistent, and the Client is responsible, together with its agents, partners and employees, for all of the information provided or discussed with KPMG.
- The information that refers to data, forecasts, assumptions and estimates, related to the Companies and its operations markets, used and included in the Report, is based on certain groups of reports and presentation lay-out, which could differ considerably in relation to the group of accounts presented by the Client for purposes of preparing the financial statements or quarterly financial information, made available to the public. This procedure was adopted to enable the forecasts presented to be consistent with the group of accounts reported in the management financial information presented. Any differences in the groups of accounts do not have an impact on the results.
- Except if expressly stated otherwise, in writing in notes or specific references, all of the previous information, market information, estimates, forecasts and assumptions, included, considered, used or presented in this Report refer to that presented by the Client to KPMG.
- Neither KPMG nor its representatives declare, guarantee or express their opinion, explicitly or implicitly, as to the accuracy, completeness or viability of any forecasts or assumptions on which they are based.
- This Report was prepared according to the economic conditions of the market, amongst others, available on the date it was prepared, such that the conclusions presented are subject to variations as a result of a range of factors.
- The sum of the individual values presented in the Report may differ from the sum presented, as a result of rounding of the amounts involved.
- The variation in the Company's value is limited to an interval of 10%, in order to comply with the provisions of appendix C of CVM nº 85/22.
- The market is aware that every assessment prepared using the discounted cash flow method represents a significant degree of subjectivity, given that they are based on future expectations, which may or may not occur. It should also be noted that all or any of the assumptions for financial valuation models based on discounted cash flows can alter the value obtained for the company, brand or asset being assessed. These possibilities do not constitute errors in the valuation and are recognized by the market as part of the nature of the valuation process using the discounted cash flow method.
- There are no guarantees that the assumptions, estimates, forecasts, partial or total results or conclusions used or presented in the Report will in fact occur or be registered, in full or in part. The Companies' future results may differ from those in the forecasts, and these differences may be significant, and may result from various factors, including, but not limited to, changes in market conditions. KPMG does not assume any responsibility for these differences.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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Appendix III - Important Notes(3/3)

- The services proposed may be informed and supported by legal norms and regulations, within this context, we highlight that our legislation is complex and often the same ruling can be interpreted in more than one way. KPMG seeks to keep up to date in relation to the different interpretative currents, to ensure it is able to perform an extensive assessment of the alternatives and the risks involved. Thus, inevitably there will be interpretations of the law that differ from ours. Within this context, neither KPMG nor any other firm, can provide Client management with total assurance that it will not be questioned by third parties, including tax investigation agencies.
- To undertake this work, KPMG assumed that all of the government and regulatory approvals or any other approvals, as well as any exemptions, amendments or renegotiation of contracts necessary for the business considered were or will be obtained, and that no alterations, required as a result of these acts, will have adverse equity effects for the Client or will cause adverse material effects for Getnet or will reduce the benefits provided for in the Offer.
- The information herein, related to the accounting and financial position of the Companies, and the market, is that available at March 31st, 2022, depending on the case. Any change in these positions could affect the results of this report. KPMG does not assume any obligation to up date, review or correct the report, as a result of differences in information subsequent to July 15th, 2022, or as a result of any subsequent event.
- This Report should be read and interpreted considering the restrictions and qualifications stated above. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.
- This Report can not be distributed, copied, published or used in any other form, and can not be filed, included or referred to in part or totally in any document without prior consent from KPMG, liberating its use by third parties interested in the Operation, within the strict terms of Resolution CVM 85.
- The presentation of this Report definitively concludes the services that were the object of our proposal (object of review by the CVM, according to the deadlines defined in our proposal).

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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KPMG

www.kpmg.com.br

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© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

The KPMG name and logo are registered trademarks or trade marks of KPMG International.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer